

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 17, 2018

<u>Via E-Mail</u>
Brian Dally
President, Chief Executive Officer and Director
Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308

Re: Groundfloor Finance Inc.
Amendment No. 2 to
Offering Statement on Form 1-A
Filed January 5, 2018
File No. 024-10758

Dear Mr. Dally:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2017 letter.

Offering Circular Summary

The Offering, page 7

1. Please revise to briefly explain how the IPO Lock-Up requirement will impact common stockholders. For example, clarify that purchasers in this offering will be subject to a lock-up period of 180-days following the effective date of a registration statement filed by the company, if any is filed.

Dilution, page 23

2. We note your new disclosure in this section. Please revise to clarify how you calculated "pro forma net tangible book value," and explain to us why this measure does not appear to include any liabilities. Please also revise to distinguish between your historical net tangible book value (pre-offering) and your pro forma net tangible book value (reflecting the effects of this offering). Additionally, please include footnote references in the appropriate locations within the table. Last, revise to compare the public offering price to the effective cash cost to officers, directors, promoters or affiliates. Refer to Item 4 of Form 1-A.

Compensation of Directors and Executive Officers, page 50

3. Please update to include compensation information for the 2017 fiscal year. Refer to Item 11 of Form 1-A.

Security Ownership of Management and Certain Securityholders, page 52

4. Please update this section to present beneficial ownership as of the most recent practicable date. See Item 12 of Form 1-A.

Description of Capital Stock, page 60

5. We note your statement in this section: "We may offer Groundfloor Common Stock, with a total value of up to $25 million on a continuous basis, under this offering circular. We will not issue more than $25 million of securities pursuant to this offering circular in any 12-month period." However, your cover page and disclosure elsewhere indicate that this common stock offering will be for a maximum of $5 million. Please revise to reconcile these disclosures.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Nick Bhargava